UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________

FORM 8-K
_____________________________________________________

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2021
_____________________________________________________

ARCLIGHT CLEAN TRANSITION CORP. (Exact name of registrant as specified in its charter) _____________________________________________________

Cayman Islands (State or other jurisdiction of incorporation or organization)	001-39546 (Commission File Number)	98-1551379 (IRS Employer Identification Number)

200 Clarendon Street, 55th Floor
Boston, MA, 02116
(Address of principal executive offices)
_____________________________________________________

(617) 531-6300

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

_____________________________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	ACTCU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	ACTC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	ACTCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

This Current Report on Form 8-K (this “Form 8-K”) is being furnished by ArcLight Clean Transition Corp., (“ArcLight”), to the U.S. Securities and Exchange Commission (the “SEC”) for the sole purpose of furnishing, as Exhibit 99.1 to this Form 8-K, the press release of Proterra Inc (“Proterra”), ArcLight’s business combination target, entitled “Proterra Announces Election of Joan Robinson-Berry to Board of Directors.” The press release announces that Proterra has elected Joan Robinson-Berry to Proterra’s board of directors. A distinguished leader with extensive experience in the technology and engineering fields, Ms. Robinson-Berry recently retired from a 35-year career with The Boeing Company (NYSE: BA).

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

ArcLight has filed with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of ArcLight, in connection with the proposed merger transaction (the “Business Combination”) involving ArcLight and Proterra. After the Registration Statement is declared effective, ArcLight will mail a definitive proxy statement/prospectus and other relevant documents to stockholders of ArcLight as of a record date to be established for voting on the Business Combination. ArcLight’s stockholders and other interested persons are advised to read, the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with ArcLight’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about ArcLight, Proterra and the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by ArcLight may be obtained free of charge from ArcLight at https://www.arclightclean.com or by directing a request to: ArcLight Clean Transition Corp., 200 Clarendon Street, 55th Floor, Boston, MA 02116.

Participants in the Solicitation

ArcLight, Proterra and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ArcLight’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of ArcLight’s directors and officers, and Proterra’s directors and executive officers, in ArcLight’s filings with the SEC, including the Registration Statement.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or ArcLight’s or Proterra’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

2

Any forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ArcLight and its management, and Proterra and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ArcLight’s Registration Statement on Form S-4 (File No. 333-252674), as well as factors associated with companies, such as Proterra, that are engaged in commercial electric vehicle technology, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; macroeconomic conditions related to the global COVID-19 pandemic; trends with respect to government funding for public transit; the willingness of corporate and other public transportation providers to adopt and fund the purchase of electric vehicles for mass transit; expected adoption of electrification technologies for commercial vehicles; the size and growth of the market for alternative energy vehicles in general and medium-and heavy-duty electric vehicles, including transit buses and other commercial vehicles, in particular; the effects of increased competition; the ability to stay in compliance with laws and regulations that currently apply or become applicable to the commercial electric vehicle technology business and government contractors; the failure to realize the anticipated benefits of the transaction; the amount of redemption requests made by ArcLight’s public stockholders; the ability of the issuer that results from the transaction to issue equity or equity-linked securities or obtain debt financing in connection with the transaction or in the future.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither ArcLight nor Proterra undertakes any duty to update these forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated May 6, 2021

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 6, 2021

ARCLIGHT CLEAN TRANSITION CORP.

By:	/s/ John F. Erhard
Name: John F. Erhard Title: President and Chief Executive Officer

 4